WILLIAMS LAW GROUP, P.A.
3205 Wallace Ave.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 26, 2010

Ms. Celia Soehner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Attune RTD
Registration Statement on Form S-l
Filed on December 8, 2009
File No. 333-163570

Dear Ms. Soehner:

Our responses to your comments are as follows:

Selling Security Holders, page 21

1.
This disclosure would be far less confusing if you relocate the disclosure describing the private transactions under a separate caption so that the disclosure under this caption includes only an introductory paragraph and the actual selling shareholders table.

Answer

We have revised the Selling Security Holders section pursuant to recommendations.

Selling Security Holders, page 16

2.
We reissue prior comment 3. Disclose in the filing the per share consideration paid for each issuance or private placement transaction, including the pricing information disclosed in your response. Where shares were issued on various dates and at various prices, also state the weighted average selling price. Also, revise the disclosure on page 33 to state the per share consideration paid for the shares by founders, as described in your response. If the shares were issued for services, describe the nature of the services and the fair value of the services for which the shares were issued.

Answer

2007

NAME	DATE OF ACQUISITION	NUMBER OF SHARES ACQUIRED	PRICE PER SHARE
Davis, Shawn	7/14/2007	21,429	$0.02
Bianco, Thomas Scott	7/14/2007	21,429	$0.02
Bailey, Steve	7/14/2007	1,786	$0.02
Davis, Paul	7/14/2007	1,786	$0.02
Smith, Timothy	7/14/2007	1,786	$0.02
Steib, Shawn	7/14/2007	1,786	$0.02
After 1 For 280 Split On 9/7/2007
Davis, Shawn	7/14/2007	6,000,000	$0.0166
Bianco, Thomas Scott	7/14/2007	6,000,000	$0.0166
Bailey, Steve	7/14/2007	500,000	$0.0166
Davis, Paul	7/14/2007	500,000	$0.0166
Smith, Timothy	7/14/2007	500,000	$0.0166
Steib, Shawn	7/14/2007	500,000	$0.0166
Simmons, Jacqui	11/20/2007	100,000	$0.15
Valenzuela, Deattria. Raye	11/21/2007	8,000	$0.25
Tokatli, Joseph	11/30/2007	8,000	$0.25
Valenzuela, James and Deattria	12/15/2007	8,000	$0.25
Simmons, Jacqui	12/20/2007	100,000	$0.15

2008

NAME	DATE OF ACQUISITION	NUMBER OF SHARES ACQUIRED	PRICE PER SHARE
Dunn, Gary	1/22/2008	8,000	$0.25
Steib, Mike	1/23/2008	8,000	$0.25
Tokatli, Joseph	2/5/2008	12,000	$0.17
Simmons, Jacqui	2/22/2008	50,000	$0.20
Sanchez, Mike & Tracy	3/23/2008	8,000	$0.25
Davis, Shane & Jeannette	3/23/2008	100,000	$0.15
Parson, Doug & Rosaura	3/23/2008	8,000	$0.25
Schaible, Mark W. & Patty	3/27/2008	8,000	$0.25
Landress, William & Freda	3/31/2008	8,000	$0.25
Tai, Raymond	6/4/2008	700,000	$0.16
Slesinger, Patty	6/24/2008	100,000	$0.15
Multimedia Ventures, Ron Paxson Principal	7/22/2008	200,000	$0.13
Multimedia Ventures, Ron Paxson Principal	8/6/2008	200,000	$0.13
Multimedia Ventures, Ron Paxson Principal	8/12/2008	200,000	$0.13
Multimedia Ventures, Ron Paxson Principal	8/27/2008	200,000	$0.13
Multimedia Ventures, Ron Paxson Principal	10/7/2008	130,310	$0.13
Davis, Shane & Jeannette	10/17/2008	100,000	$0.15
Stys, Philip R.	10/20/2008	40,000	$0.25
Ramos, Richard & Thelma	10/21/2008	13,636	$0.22
Ramos, Richard Rito & Belen	10/21/2008	13,636	$0.22
Reason, Michael D & Denise	11/21/2008	40,000	$0.25
Belia, Mariscal & Davis, Jeannette	12/4/2008	27,777	$0.18
Loyd, David T.	12/4/2008	8,000	$0.25
Sisneros, Orlando & Linda	12/4/2008	27,777	$0.18

The Weighted Average Sales price for all of the above common stock shares sold during 2007 and 2008 was $0.04 per share

Shares Issued for Services:

2007

NAME	DATE OF ACQUISITION	NUMBER OF SHARES ACQUIRED	PRICE PER SHARE [1]	DESCRIPTION OF SERVICES	FAIR VALUE OF SERVICES
Williams, Michael	11/1/2007	50,000	$0.15	Legal Services, on-going attorney	$7,500

2008

NAME	DATE OF ACQUISITION	NUMBER OF SHARES ACQUIRED	PRICE PER SHARE [1]	DESCRIPTION OF SERVICES	FAIR VALUE OF SERVICES
Tai, Raymond	1/31/2008	100,000	$0.25	Corporate formation, development of Brio Spa controls	$25,000
Curtin, Robert	2/20/2008	8,000	$0.20	HVAC equipment set up for test unit	$1,600
George Fog III	8/20/2008	8,000	$0.13	Engineering for BrioWave equipment testing	$1,040
Conley, Bill	8/20/2008	15,000	$0.13	BrioWave Printed Circuit Board development	$1,950
Royce, Robert	8/20/2008	8,000	$0.13	Engineering on BrioWave enclosure	$1,040
Curtin, Robert	9/21/2008	15,000	$0.13	HVAC consulting on BrioWave test unit	$1,950
Lostlen, Tad	9/27/2008	15,000	$0.13	Server/storage cabinet construction	$1,950

[1] Valued based upon contemporaneous cash sales.

Shares Issued in Conversion of Other Liabilities:

2007

NAME	DATE OF ACQUISITION	NUMBER OF SHARES ACQUIRED	PRICE PER SHARE [2]	DESCRIPTION OF SERVICES	FAIR VALUE OF SERVICES
Bailey, Steve	10/5/2007	133,333.33	$0.3375	Corporate Formation	$45,000
Bianco, Thomas	10/5/2007	133,333.33	$0.3375	Corporate Formation	$45,000
Davis, Paul	10/5/2007	133,333.33	$0.3375	Corporate Formation	$45,000
Davis, Shawn	10/5/2007	200,000.00	$0.3375	Corporate Formation	$67,500
Smith, Timothy	10/5/2007	133,333.33	$0.3375	Corporate Formation	$45,000
Steib, Shawn	10/5/2007	133,333.33	$0.3375	Corporate Formation	$45,000

[2] Valued based on the above contemporaneous sale of Class B preferred stock.

2008

NAME	DATE OF ACQUISITION	NUMBER OF SHARES ACQUIRED	PRICE PER SHARE [3]	DESCRIPTION OF SERVICES	FAIR VALUE OF SERVICES
USFI Marketing Communications	12/2/2008	100,000	$0.35	Marketing, marketing research, business strategy	$35,000

[3] Valued based upon contemporaneous cash sales.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

☐	None of these issuances involved underwriters, underwriting discounts or commissions.
☐	Restrictive legends were and will be placed on all certificates issued as described above.
☐	The distribution did not involve general solicitation or advertising.
☐	The distributions were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment who understood the speculative nature of their investment.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

☐	Access to all our books and records.
☐	Access to all material contracts and documents relating to our operations.
☐	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

Security Ownership of Certain Beneficial Owners and Management, page 32

3.	We reissue prior comment 5. Regulation S-K Item 403(b) requires disclosure as to the security ownership for all directors and named executive officers regardless of ownership percentage.

Answer

We have revised the disclosure to indicate security ownership for all directors and named officers regardless of ownership percentage.

Class A Common Stock

Name	Total Shares Owned	Percentage
Bianco, Thomas	5,739,281	26.23%
Davis, Shawn	5,739,281	26.23%
Tai, Raymond	2,945,714	13.46%
Davis, Paul	500,000	2.28%
Smith, Timothy	500,000	2.28%
Bailey, Steve	500,000	2.28%
Steib, Shawn	500,000	2.28%
Multimedia Ventures, Inc. (Ron Paxson, beneficial owner)	1,290,283	5.90%
All officers and directors as a group [ 7 persons]	16,424,276	75.05%

Transactions with Related Persons. Promoters and Certain Control Persons, page 33

4.	We note your response to prior comment 6 and reissue that comment, as we continue to note inconsistent references to "Paul Shawn Davis" and "Shawn Davis" throughout your prospectus.

Answer

We have revised the S1 to remove and correct the inconsistent references to “Paul Shawn Davis” and “Shawn Davis” throughout the prospectus.

Security Ownership, page 32

5.	We note the disclosure regarding the promissory notes that were outstanding.
Identify by name the individuals to whom the loans were made and how much each owed. If your reference to "chief financial officer" refers to Mr. Bianco, please correct the disclosure throughout the filing to identify him as the chief financial officer. Clarify in the last sentence what you mean that the officers "redeemed 521,439 shares of its common stock ... to satisfy this outstanding debt obligation." Disclose whether the notes provided for cashless repayment. Explain how you determined a value of $.35 per share. If it was based on recent sales of securities, expand to provide sufficient details, including the number of shares sold at that price and the dates of sale. File the notes as exhibits.

Answer

We have revised the disclosure regarding the promissory notes and have identified by name the individuals to whom the loans were made.

Pursuant to two separate unsecured promissory notes with our chief executive officer Shawn Davis and our chief financial officer Thomas Bianco (borrowers) dated August 1, 2007, each borrower may borrow an amount equal to or less than $90,000 each at a rate of 5.75%. Principal and interest are due under the terms of the loans on or before January 31, 2017.  Total principal and interest due under the loans as of December 31, 2009 and December 31, 2008 was $175,825 and $166,625 respectively. As of 1/31/2010 our chief executive officer Shawn Davis returned to us 260,719 shares of our common stock and our chief financial officer Thomas Bianco returned to us 260,719 shares of our common stock with an agreed value of $0.35 per share based upon recent cash sales of common stock of the company to satisfy this outstanding debt obligation accrued since August 1, 2007. Although the notes did not provide for cashless repayment, the Company agreed to accept the return of the shares in satisfaction of this obligation. The value of these shares were based on recent sales of securities. On January 7, 2010, the company sold 14,286 shares of common stock for $5,000 cash at $0.35 per share. On January 7, 2010, the company sold 5,715 shares of common stock for $2,000 cash at $0.35 per share. On January 18, 2010, the company sold 7,143 shares of common stock for $2,500 cash at $0.35 per share. On January 25, 2010, the company sold 5,715 shares of common stock for $2,000 cash or $0.35 per share.
The notes were previously filed as Exhibit 10.1.

Sales and Distribution, page 40

6.	Please revise to discuss the terms of the agreement with Mr. Gottlieb, including when the 500,000 shares of Class A Common Stock will be paid to him.

Answer

Attune RTD plans on selling its product through consumer facing retail utility producers such as TXU Energy and Southern California Edison as we believe this is the shortest path to the consumer.  Attune RTD also plans to sell its product through mass merchandisers such as Wal-Mart, Walmart.com, Sam’s Club, Samsclub.com, Costco, Costco.com, Sears and Sears.com.  As such, we have retained the professional services of Sheldon Gottlieb, who maintains contact with several key personnel from these organizations.  Since Attune RTD is not producing revenue, we have an agreement in place with Sheldon Gottlieb.  The agreement states that Mr. Gottlieb will open communications with these key personnel to establish dialogue and provide consultation in developing, cultivating and maintaining these distribution channels once established.  In exchange for Mr. Gottlieb’s performance, Attune RTD has agreed to give Mr. Gottlieb 500,000 shares of Class A Common Stock.   As of the date of this filing the terms and conditions set forth under the contract have not been met, no sales have occurred under the contract and no distributors or retailers have been secured under this contract, as a result the 500,000 shares have not been issued to Mr. Gottlieb and are not considered issued or outstanding for accounting purposes. This agreement will be considered perfected and satisfied resulting in the transfer of 500,000 shares from Attune RTD to Sheldon Gottlieb after all of the following terms and conditions have been met - Upon the successful acquisition of at least one of the following retail distributors: Wal-Mart, Walmart.com, Sam’s Club, Samsclub.com, Costco, Costco.com, Sears and Sears.com.as an authorized distributor/retailer of Attune RTD’s BrioWave 175p controllers AND the sale of at least one BrioWave 175p controller has occurred through at least one of these distributor/retailer’s resulting in the physical shipment and or acquisition of a BrioWave175p controller received by a retail consumer. Legal possession of the 500,000 shares will transfer from Attune RTD to Mr. Gottlieb no later than thirty days after confirmation of at least one device has been sold and received by the consumer resulting in the payment from distributor to Attune RTD through one of the above sales channels and not before.

Liquidity and Capital Resources, page 54

7. We note your response to our comment 8. Please reconcile the $750,000 that you will need over the next twelve months discussed on page 54 with the amounts in the table of your plan of operations on pages 47 through 49. In addition, clarify the amounts of planned expenditures in the table that are expected to be paid beyond twelve months. Please clarify whether you have any planned equity private placements to obtain the necessary funding.

Answer

In The Next Twelve Months:

Milestone or Step	Expected Manner of Occurrence or Method of Achievement	Date When Step Should be Accomplished	Cost of Completion
Prototype printed circuit board build designed with WI-FI module and Zigbee wireless module	MEC Northwest beginning on November 2009	Ending on 6/31/2010	$58,400
Advance Programming Interface development and Graphical User Interface Build	HiLn Co. beginning on December 2009	Ending on 6/10/2010	$59,435

TXU Energy Conducting market testing	Define market goals, design market research, collect results and create report beginning on 12/04/2009	Ending on 12/25/2009	Costs covered directly by TXU Energy

Capital required to cover Attune:	Beginning on January 1, 2010	Through December 31, 2010	$597,665
Selling Expenses

General Expenses

Administrative expenses

Meet with TXU Energy to discuss pilot program	Beginning on 2/16/2010 in Dallas, TX	Ending on 2/16/2010	$6,000

Letter of Intent with TXU Energy defining terms of the pilot program
Negotiating with TXU Energy beginning on 3/08/2010

1)Build out 50 pilot units @ $210.00 per unit Begins on 5/5/2010

2)Installation fee of $250 per unit (Begins on 5/17/2010)

3)Research expenses $25,000

4) Program management expense $11,250
		Negotiations projected to end on 6/2/2010 Pilot program installation estimated to begin on 5/17/2010 Pilot built of 50 units ends on 5/12/2010 Pilot ends on 6/11/2010	Estimated cost of pilot program to be paid by TXU Energy of $59,250

Signed Partnership/Licensing Agreement and Letter of Intent with TXU Energy. Licensing Agreement consideration to be negotiated	Negotiating with TXU Energy beginning on 3/08/2010	Ending on 6/2/2010	$12,000 in projected legal fees
Obtain UL and FCC Testing Certification	UL Laboratories, beginning on 5/17/2010	Ending on 6/7/2010	$13,500

Zigbee Wireless development, develop protocol, implement Zigbee pilot testing	Obtain Zigbee Certification through Zigbee Alliance Beginning on 5/17/2010	Ending on 8/17/2010	$3,000

Installation of 25 Pilot units in Dallas, TX and 25 units in Houston, TX	Beginning on 5/17/2010	Ending on 6/11/2010	$10,000 cost covered by Texas Energy in Letter of Intent
TXU Energy will collect results from Pilot program	TXU Energy beginning on 6/29/2010	Ending on 8/9/2010	Internal TXU Energy expense

TXU Energy will analyze results and create report	Beginning on 8/10/2010	Ending on 8/23/2010	Internal TXU Energy expense

TXU Energy and AttuneRTD will collaborate to conduct small market test of TXU Energy’s market	Beginning 8/24/2010	Ending 10/25/2010	Internal TXU Energy expense

Go to market	Beginning on 10/26/2010

Total			$750,000

Subsequent To The Next 12-Month Period:

Milestone or Step	Expected Manner of Occurrence or Method of Achievement	Date When Step Should be Accomplished	Cost of Completion
Go to market with TXU Energy, units in production for delivery	Begin delivering first BrioWave Control units on January 3, 2011	Projected delivery of 4,500 units completed by May 2011	$765,000 cost of BrioWave control units paid by TXU Energy

Hire two sales representatives	Beginning on January 10, 2011	Through January 2012	$170,000

Conduct cost benefit analysis to assess if HP Servers, Cloud Computing and additional Web Infrastructure needed	January 3, 2011	Ending February 2012	$47,807

Selling General and Administrative costs, hire 2 IT personnel	January 1, 2011		$642,000

Start up marketing phase. Marketing services to drive revenue	Define market goals, design market research, collect results, create report beginning on January 2012	December 31, 2011	Estimated projected marketing budget $717,193

Hybrid Motor development, printed circuit board for motor, motor control, tooling and moulds	MEC Northwest, beginning on January 2012	Ending on June 2012.	Estimated cost $285,000

Build out 4,500 hybrid motors and 4,500 controls	MEC Northwest, beginning May 2012	Ending on April 2012	$873,000

Total			$3,500,000

Management believes that it will need $750,000 to continue operations for the next twelve months.  Approximately $597,665 is needed to fund selling, general and administrative operations.  Approximately $117,835 will be needed for software and hardware development costs, $16,500 for CSA certification and ZigBee wireless communications testing and approximately $12,000 in legal expenses for formal contracts.  On a go forward basis, the Company plans to seek additional financing through equity private placements. The company had determined that it would need approximately $3.5 million in funding to meet all of its planned obligations to fund product development expenditures, meet current selling, general and administrative expenses, future expenses, purchase technology equipment and hire new sales staff necessary to implement and roll out its business strategy over the next 18-24 months.  This funding is not required to be funded all at once, as the business can continue to operate and meet its current administrative and software development expenses on a limited basis requiring $750,000 over the next 12 months until full funding occurs.

Note 8. Common Stock, page F-13

Class A Common Stock, page F-14

Liquidity and Capital Resources, page 51

8.
Please clarify in footnote 8 how you will value and account for the 500,000 ''contingently returnable" shares and why they are not considered issued or outstanding for accounting purposes if they have been issued to the consultant. In addition, clarify the circumstances that would result in the shares being returned.

Answer

As of the date of this filing, the terms and conditions set forth under the contract have not been met. No sales have occurred under the contract and no distributors or retailers have been secured under this contract. As a result, the 500,000 shares have not been issued to Mr. Gottlieb and are not considered issued or outstanding. The footnote incorrectly referred to the shares as contingently returnable however, the correct disclosure should have been contingently issuable. In either case, in accordance with paragraph 10 of FASB Statement No. 128, such shares may not be considered issued and outstanding until such contingency is satisfied. We have revised the footnote for this correction and to clarify the circumstances under which the shares may be issued and added a sentence to disclose potential future valuation and accounting if the contingency is satisfied.

9.
You state that in July 2009, 139,944 shares of Class A common stock were issued upon conversion of a $48,980 liability from a vendor. We also note the guarantee you issued which required you to pay any difference in the value of the shares, in cash, up to the amount of the liability. Regarding this transaction, please address the following:

• Tell us whether the vendor has legal title to the 139,944 shares issued to them in July 2009 and clarify why these shares are not considered issued and outstanding for accounting purposes.

Answer

USFI Marketing Communications has legal possession of all 239,944 shares (100,000 issued in 2008 and 139,944 issued in 2009) issued in exchange for Attune RTD past debt accruals totaling $83,980 incurred since inception through July 31, 2009. These shares should be considered issued and outstanding for EPS and disclosure purposes. Accordingly, we have removed the sentence in Footnote 8 that states "these shares are not considered issued or outstanding for accounting purposes." The 139,944 shares should have been included in the issued and outstanding shares balance on the balance sheet oat December 31, 2009 and should have been included in the weighted average shares outstanding computation for 2009. The inclusion of these shares does not materially change EPS or the balance issued and outstanding at December 31, 2009 and therefore the financial statements have not been revised for this change. The Company will include such shares in its future financial statements.

• If the guarantee requires you to pay the difference in value of the shares and the liability amounts, tell us why your guarantee reflects the total liability amount and is not reduced by the vendor liability. Clarify the basis for the liability of $83,980 recorded in your financial statements.

Answer

The vendor liability was removed from accounts payable both in 2008 ($35,000) and in 2009 ($48,980) as a result of the conversion to common stock. Therefore, the new $83,980 liability includes the total guarantee which consists of the two components of $48,980 settled with stock in 2009 and $35,000 settled with stock in 2008. In determining the classification of the guarantee amount, the Company followed the guidance in FASB Statement No. 150 paragraphs 12 (a) and A18. The basis of the $83,980 is that it represents the maximum potential cash liability due to the vendor. Such liability will be reduced in the future by proceeds received by the vendor from the sale of any portion of the 239,944 shares.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.